FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Dr. José Luis Guerrero
(5255) 5272-9991 x2060	in the United States:
jose.guerrero@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga@ica.com.mx	dbmwilson@zemi.com

ICA SHAREHOLDERS' MEETING APPROVES CORPORATE GOVERNANCE
CHANGES RECOMMENDED BY THE BOARD

•	Separation of Chairman and CEO positions
•	18 board members elected, including 11 independent members
•	Audit and Corporate Governance Committee members approved

Mexico City, September 13, 2006 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA) announced today that the extraordinary and ordinary Shareholders’ Meeting on September 12 approved comprehensive changes to its bylaws, including the separation of the positions of Board Chairman and Chief Executive Officer. The Shareholders’ Meeting also elected the members of the new Board of Directors, the Audit Committee, and the Corporate Governance Committee, and ratified the designation of the independent members of the Board.

Change in Bylaws

The Shareholders’ Meeting approved the comprehensive modification of the bylaws in accordance with the requirements of the new Capital Markets Law. One of the changes is the designation of the Company as a Sociedad Anónima Bursátil, or publicly-listed corporation, which is indicated by adding “Bursátil” or the initial “B.” to the corporate name: Empresas ICA Sociedad Anónima Bursátil de Capital Variable, or Empresas ICA, S.A.B. de C.V.

New Members Elected to the Board of Directors

The Shareholders’ Meeting elected the new Board of Directors, as well as the members who will serve as chairmen of the Audit and Corporate Governance Committees. The Board is composed of 18 members, of whom 11 are independent under Mexican and U.S. law. The members of the Board are:

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PRESS RELEASE

Board position
Bernardo Quintana Isaac	Chairman
Jorge Borja Navarrete
José Luís Guerrero Álvarez
Sergio Fernando Montaño León
Emilio Carrillo Gamboa [a]	Corporate Governance Committee (chair); Audit Committee
Alberto Escofet Artigas [a]
Luís Fernando Zarate Rocha
Jorge Aguirre Quintana
Juan Claudio Salles Manuel [a]	Audit Committee (chair)
Esteban Malpica Fomperosa [a]
Ángeles Espinosa Yglesias [a]
Elmer Fernando Franco Macias [a]
Alberto Mulás Alonso [a]	Audit Committee
Arturo Olvera Vega [a]
Francisco Garza Zambrano [a]
Fernando Ruíz Sahagún
Luís Rubio Friedberg [a]	Corporate Governance Committee
Guillermo Javier Haro Bélchez [a]	Corporate Governance Committee
[a] Independent

Messrs. Fernando Ruíz, Francisco Garza, Luis Rubio, and Guillermo Haro are newly elected to the Board. The latter three are independent under Mexican and U.S. law.

The Audit Committee, which has responsibility for evaluation of the independent auditor, review of the financial statements and reports, and the adequacy of and compliance with internal controls will be made up of Juan Claudio Salles (chairman), Alberto Mulás, and Emilio Carrillo Gamboa. All three are considered independent Board members under both Mexican and U.S. law.

The Corporate Governance Committee, which has responsibility for evaluation of the performance of the Company’s senior management, the supervision of and reports on related party transactions, and the review and presentation of expenditures authorized by the Board, will be made up of Emilio Carrillo Gamboa (chairman), Guillermo Haro, and Luís Rubio. All three are considered independent Board members under both Mexican and U.S. law.

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Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit Hwww.ica.com.mxH.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance